FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April 14, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated April 14, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: April 14, 2003

RELEVANT EVENT

Contacts:
SAVIA:	MEDIA:
Francisco Garza	Francisco del Cueto
Phone: 52818 - 1735500	Phone: 5255 - 56627168
E- mail: fjgarza@savia.com.mx	e-mail: delcueto@mail.internet.com.mx

By resolution of the Board of Directors of Savia, S.A. de C.V., its shareholders are hereby notified to attend the:

GENERAL ORDINARY STOCKHOLDERS MEETING

to be held on April 30, 2003, at 11:00 hours, in the Auditorium of the Santa Engracia Hospital, located at Frida Kahlo No. 180, Valle Oriente, in San Pedro Garza Garcia, N.L., under the following:

A G E N D A

I.Reading and Resolution of the Report referred to in the general enunciation of article 172 of the General Law of Mercantile Corporations for the fiscal year ended December 31, 2002 and the Audit Committee Report, after the reading of the Statutory Examiner's Report.

II. Resolution on Net Income Application of the Fiscal Year to Retained Earnings.

III. Election of the Board of Directors Members and designation of its President.

IV. Election of Statutory Examiners.

V. Determination of Fees assigned to the Board of Directors and the Statutory Examiners.

VI. Reading and Resolution of the Proposal referred to the determination of the maximum amount of funds which may be applied to the purchase of the Company's own shares.

It is reminded to the shareholders recorded in the Shares Registry Book kept by the Company, that, in order to attend the Meeting they must provide a copy of the Fiscal Identification Document under the terms of Article 27 of the Fiscal Code of the Federation, or to evidence their attendance right by means of the certification issued by the S.D. Indeval, S.A. de C.V., Institute for the Deposit of Securities, complemented by the listing of holders of record that the depositories of such Institute must file. The Book Registry shall remain closed for the transferring of shares, from April 23 to May 02, 2003, inclusive.

The shareholders may personally attend this Meeting or be represented by attorneys in fact who shall be designated to such purpose through the issuance of a power of attorney.

The Secretariat of the Company is located in Ave. Roble No. 565 Ote., Col. Valle del Campestre in this city

San Pedro Garza Garcia, N.L., April 15, 2003

Lic. Jose Luis Martinez Gonzalez

Secretary of the Board of Directors